UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*


                   Citadel Holding Corporation
____________________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
____________________________________________________________________________
                 (Title of Class of Securities)


                            172862104
_________________________________________________________________
                         (CUSIP Number)

                       Randall J. Demyan,
                   Dillon Capital Management,
                21 East State Street, Suite 1410
                      Columbus, Ohio 43215
                         (614) 222-4204
___________________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                     November 30, 1994
_________________________________________________________________
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


     ____________

                                       ____________

Check the following box if a fee is being paid with the statement       .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 18 Pages


                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 2 of 18 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     (a) __X__     (b) _____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       647,000
8.   SHARED VOTING POWER:       None
9.   SOLE DISPOSITIVE POWER:  647,000
10.  SHARED DISPOSITIVE POWER:  None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          647,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          9.70%

14.  TYPE OF REPORTING PERSON*:

          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 3 of 18 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     (a) __X__     (b) _____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 4 of 18 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     (a) __X__     (b) _____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 5 of 18 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     (a) __X__     (b) _____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 6 of 18 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Bradley C. Shoup - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     (a) __X__     (b) _____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
           Supplement to Amendment No. 6 to Schedule 13D

Issuer - Citadel Holding Corporation
   Reporting Persons - Dillon Investors, L.P., Roderick H. Dillon, Jr., Roderick H. Dillon, Jr. - IRA, Roderick H. Dillon, Jr.
   Foundation and Bradley C. Shoup - IRA.


Item 1.   Security and Issuer

          This Amendment No. 6 to Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Dillon Entities") and Bradley C. Shoup ("Shoup") (the "Dillon Entities" and "Shoup" are collectively referred to as the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 6 amends certain information set forth in the
Schedule 13D filed by the Dillon Entities on March 18, 1994, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2"), Amendment No. 3 filed on November 4, 1994 ("Amendment No. 3"), Amendment No. 4 filed on November 8, 1994 ("Amendment No. 4") and Amendment No. 5 filed on November 18, 1994 ("Amendment No. 5").


Item 4.   Purpose of Transaction

          As previously stated in Amendment Nos. 3, 4 and 5, the Dillon Entities determined to solicit proxies from the stockholders of the Issuer for election at the Issuer's annual meeting of stockholders scheduled to be held December 12, 1994 (the "1994 Annual Meeting") of a slate of directors (the "Dillon Nominees") in opposition to that expected to be nominated by the Board of Directors of the Issuer. On November 8, 1994, DI filed preliminary proxy materials with the SEC to solicit proxies for the election of the Dillon Nominees and to oppose a proposed amendment to the Issuer's Restated Certificate of Incorporation to double the number of authorized shares of Common Stock (the "Proxy Solicitation").

          In addition, as previously stated in Amendment Nos. 4 and 5, on November 7, 1994, a Stockholder Consent in Lieu of Meeting was executed and delivered to the Issuer on behalf of RHD in which RHD consented to, and on November 16, 1994, DI filed preliminary consent solicitation materials with the SEC with respect to the solicitation of consents from the stockholders of the Issuer (the "Consent Solicitation") to, (1) the removal of the current directors of the Issuer, (2) the election of the Dillon Nominees and (3) the amendment of the Issuer's By-Laws to restrict the indemnification of (or the advancement of expenses to) the Issuer's officers, directors, employees and agents without the prior approval of the holders of a majority of the Common Stock outstanding. The record date for determining the persons entitled to deliver a consent in the Consent Solicitation is November 7, 1994. Written consents of stockholders given pursuant to the Consent Solicitation would not be effective unless valid consents from a majority of the outstanding shares of Common Stock on November 7, 1994 are delivered to the Issuer on before January 6, 1995.

          As previously stated in Amendment No. 3, because the Issuer is registered with the Office of Thrift Supervision (the "OTS") as a savings and loan holding company, certain notices may have to be filed with the OTS if any action the Dillon Entities proposed to take could result in a change of control of the Issuer for purposes of the OTS' regulations governing acquisition of control of savings and loan holding companies set forth in
Part 574 of Title 12 of the Code of Federal Regulations (the "OTS Control Regulations"). The Dillon Entities, therefore, filed with the OTS concurrently with the filing of Amendment No. 3 a letter dated November 3, 1994 (the "OTS Letter") requesting a determination by the OTS that the OTS would refrain from initiating or recommending enforcement action against the Dillon Entities if the Dillon Entities acquired proxies or otherwise obtained votes from stockholders of the Issuer enabling the Dillon Entities to elect the Dillon Nominees without first filing a change of control notice or rebuttal of control submission pursuant to the OTS Control Regulations.

          On November 30, 1994, the OTS notified a representative of the Dillon Entities that the OTS would not be in a position to respond to the OTS Letter prior to the December 12, 1994 Annual Meeting date but would continue to consider the matters set forth therein if DI so requested. In light of the OTS response, DI has determined not to proceed with the Proxy Solicitation or Consent Solicitation at this time, although DI may determine to solicit consents pursuant to the Consent Solicitation if a response is received from the OTS sufficiently prior to January 6, 1995 to make such solicitation viable. DI has requested the OTS to continue to consider the matters set forth in the OTS Letter and currently intends to pursue the filing of a rebuttal of control submission or a change of control notice, if necessary. DI also intends to continue to prosecute the litigation (the "Delaware Litigation") which it commenced in the Court of Chancery of the State of Delaware in and for New Castle County against the Issuer, its present directors and Craig Corporation ("Craig") to invalidate the issuance by the Issuer to Craig of 74,300 shares of Common Stock on October 21, 1994 and of the 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "New Preferred Stock") on November 10, 1994. The Delaware Litigation is further described in Amendment Nos. 4 and 5.

          A rebuttal of control submission by DI would set forth the facts and circumstances which support DI's contention that no actual control relationship would exist, within the meaning of the OTS Control Regulations and applicable federal law, if DI acquired proxies or otherwise obtained votes from stockholders enabling it to elect more than one-third of the directors of the Issuer. Within 20 days of its receipt of a rebuttal submission, the OTS may accept or reject the submission or request additional information. If additional information is requested, the OTS must notify DI within 15 days of its receipt of such additional information whether the rebuttal submission is deemed to be sufficient.

          In lieu of a rebuttal submission or in the event that a rebuttal submission is not deemed sufficient by the OTS, DI may file a change of control notice with the OTS. The period for determining the completeness of a change of control filing is 30 days, subject to extension if the public comment period is extended for a period of 20 days. During such period, the OTS may request additional information. If additional information is provided, the OTS must notify DI within 15 days of the receipt of such additional information as to the sufficiency of the notice. Once the notice is deemed sufficient, the OTS must accept or reject the notice within 60 days, subject to extension for up to 30 days and further extension for two additional periods of 45 days each.

          If DI obtains OTS clearance with respect to the matters set forth in the OTS Letter at a time when pursuing the Consent Solicitation is no longer viable or receives OTS approval with respect to either a rebuttal of control submission or a change of control notice, it is DI's current intention to commence a new solicitation of consents from the stockholders of the Issuer to the removal of the directors of the Issuer then in office and the election of a new slate of directors. DI intends to propose the same persons as it had proposed for election pursuant to the Proxy Solicitation, although there can be no assurance that such persons (other than RHD and Shoup) will continue to serve as nominees. More detailed information with respect to such persons is set forth in Schedule I attached hereto.

          As previously stated in Amendment Nos. 3, 4 and 5, if elected, it is the intention of the Dillon Nominees to propose, subject to their fiduciary duties, that the Issuer effect a pro rata distribution to the Issuer's stockholders of the common stock of Fidelity Federal Bank, a Federal Savings Bank ("Fidelity"), held by the Issuer and an orderly sale of the Issuer's real estate assets at the best available price, and thereafter promptly dissolve and liquidate the Issuer. Schedule II attached hereto sets forth DI's proposed strategy, as of November 29, 1994, as described in DI's revised preliminary proxy materials filed with the SEC. Assuming the Consent Solicitation or a new consent solicitation is successful, subject to a change in circumstances or the receipt of additional information not currently available, DI intends to continue to seek to implement such strategy in substantially the same manner as described in
Schedule II.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          See Item 4 above.


Item 7.   Material to Be Filed as Exhibits

          Exhibit A - Joint Filing Agreement, dated November 11, 1994, among the Reporting Persons. (Incorporated herein by reference to Exhibit A of Amendment No. 5 to
          Schedule 13D filed on November 18, 1994 with the SEC).


          Exhibit B - Schedule I providing certain information with respect to the Dillon Nominees. (Included at page 12 of this Amendment No. 6 to Schedule 13D).

          Exhibit C - Schedule II providing certain information with respect to DI's proposed strategy for the Issuer as of November 29, 1994 as described in DI's revised preliminary proxy materials filed with the SEC on November 30, 1994. (Included beginning at page 14 of this Amendment No. 6 to Schedule 13D).
SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 30, 1994                  Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                            Roderick H. Dillon, Jr. - Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee


                                          Bradley C. Shoup - IRA


                                By:  /s/ Bradley C. Shoup
                                       Bradley C. Shoup

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 30, 1994                  Dillon Investors, L.P.


                                By:
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:
                                         Roderick H. Dillon, Jr.


                            Roderick H. Dillon, Jr. - Foundation


                                By:
                                        Roderick H. Dillon, Jr.,
                                                         Trustee


                                          Bradley C. Shoup - IRA


                                By:
                                        Bradley C. Shoup